MORGAN STANLEY & CO. Incorporated 1585 Broadway New York, N.Y. 10036 LEHMAN BROTHERS INC. 745 Seventh Avenue New York, N.Y. 10019 As representatives of the underwriters of the Series A Common Stock

Goldman, Sachs & Co.

Banc of America Securities LLC

UBS Securities LLC

Deutsche Bank Securities Inc.

Bear, Stearns & Co. Inc.

Credit Suisse First Boston LLC

Friedman, Billings, Ramsey & Co., Inc.

Stephens Inc.

MORGAN STANLEY & CO. Incorporated 1585 Broadway New York, N.Y. 10036 As representative of the underwriters of the Convertible Perpetual Preferred Stock	Deutsche Bank Securities Inc. Goldman, Sachs & Co. Lehman Brothers Inc. UBS Securities LLC
January 18, 2005

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:             CELANESE CORPORATION

                              SERIES A COMMON STOCK

                              CONVERTIBLE PERPETUAL PREFERRED STOCK

                              REGISTRATION STATEMENT ON FORM S-1

                              REGISTRATION STATEMENT NO. 333-120187

Dear Sir or Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), please be advised that the Preliminary Prospectus issued January 5, 2005 relating to the Common Stock and the Preliminary Prospectus issued January 5, 2005 relating to the Convertible Perpetual Preferred Stock, were distributed during the period January 6, 2005 through 5:00 p.m., January 18, 2005 as follows:

Preliminary Prospectus dated January 5, 2005 — Common Stock:

34,410 copies to prospective Underwriters, institutional investors, dealers and others

Preliminary Prospectus dated January 5, 2005 — Convertible Perpetual Preferred Stock:

12,964 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned, as representatives of the several underwriters, have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the General Rules and Regulations under the Act, we hereby join in the request of Celanese Corporation for acceleration of the effective date of the above-named registration statement so that it becomes effective by 3:00 PM EST on Wednesday, January 19, 2005, or as soon as possible thereafter.

Very truly yours,

Morgan Stanley & Co. Incorporated
Lehman Brothers Inc.
Goldman, Sachs & Co.
Banc of America Securities LLC
UBS Securities LLC
Deutsche Bank Securities Inc.
Bear, Stearns & Co. Inc.
Credit Suisse First Boston LLC
Friedman, Billings, Ramsey & Co., Inc.
Stephens Inc.
as Representatives of the Underwriters of the Common Stock

By:		MORGAN STANLEY & CO.
INCORPORATED

	By:	/s/ Kenneth G. Pott
Name: Kenneth G. Pott
Title: Managing Director

By:		LEHMAN BROTHERS INC.

	By:	/s/ Arlene Salmonson
Name: Arlene Salmonson
Title: Vice President

Morgan Stanley & Co. Incorporated
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Lehman Brothers Inc.
UBS Securities LLC
as Representative of the Underwriters of the Convertible Perpetual Preferred Stock

By:		MORGAN STANLEY & CO.
INCORPORATED

	By:	/s/ Kenneth G. Pott
Name: Kenneth G. Pott
Title: Managing Director